

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   November 21, 2017

<u>Via E-mail</u>
Mr. Raymond Polman
Principal Financial Officer
First Majestic Silver Corp.
925 West Georgia Street, Suite 1800
Vancouver, British Columbia V6C 3L2
Canada

      Re: First Majestic Silver Corp.
              Form 40-F for the Fiscal Year Ended December 31, 2016
              Filed March 31, 2017
              File No. 001-34984

Dear Mr. Polman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ John Reynolds

                             John Reynolds
                             Assistant Director
                             Offices of Beverages, Apparel and Mining